Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE FILES TECHNICAL REPORT ON LA INDIA PROJECT

TORONTO (October 12, 2012) - Agnico-Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico-Eagle” or the “Company”) today announced the filing of a technical report in respect of the La India mine project.  In a news release dated September 4, 2012, the Company announced its approval of the development and construction of the La India open pit mine and heap leach operation in Sonora, Mexico.  The technical report supports the scientific and technical disclosure in that press release and has an effective date of August 31, 2012.  The technical report is available at www.sedar.com.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.

www.agnico-eagle.com